FILED PURSUANT TO

RULE 424 (B)(3)

REGISTRATION NO: 333-159167

THE GC NET LEASE REIT, INC.

SUPPLEMENT NO. 9 DATED SEPTEMBER 3, 2010

TO THE PROSPECTUS DATED NOVEMBER 6, 2009

This document supplements, and should be read in conjunction with, the prospectus of The GC Net Lease REIT, Inc. dated November 6, 2009, Supplement No. 7 thereto dated July 12, 2010, and Supplement No. 8 thereto dated August 20, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership; and

•	our acquisition of a property located in Emporia, Kansas.

Status of Our Offering and Ownership of Our Operating Partnership

Through August 31, 2010, we have received aggregate gross offering proceeds of approximately $11.26 million, which includes approximately $2.36 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $8.90 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of August 31, 2010, in connection with our initial public offering, we have issued 892,290 shares of our common stock for gross proceeds of approximately $8.90 million. As of August 31, 2010, approximately 81.61 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond November 6, 2011, which is two years after the effective date of this offering, unless extended by our board of directors for an additional year as permitted under applicable law. We also reserve the right to terminate the initial public offering at any time.

As of August 31, 2010, we own 26.4% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., and certain affiliates of our sponsor, Griffin Capital Corporation, including our President and Chairman, Kevin A. Shields, and our Vice President — Acquisitions, Don Pescara, own 58.7% of the limited partnership units of our operating partnership. The remaining 14.9% of the limited partnership units are owned by third parties.

Acquisition of Emporia Partners Property

On August 27, 2010, we, through our operating partnership, acquired all of the ownership interests in an entity (“Emporia Partners”) that owns a fully-leased office headquarters and industrial production and distribution facility consisting of approximately 320,800 square feet located in Emporia, Kansas (the “Emporia Partners Property”) from various affiliates of our sponsor, including our President and Chairman, Kevin A. Shields, and an entity owned by our President and Chairman. The Emporia

Partners Property is 100% leased on a net lease basis to a single tenant, Hopkins Enterprises, Inc. (“Hopkins”), which subleases the property to Hopkins Manufacturing Corporation (“Hopkins Manufacturing”). The acquisition price for the Emporia Partners Property was approximately $8.36 million (or $26.06 per square foot), which acquisition price was supported by an independent, third-party appraisal. In exchange for the contribution of the Emporia Partners Property, we caused our operating partnership to issue approximately 315,200 operating partnership units to the contributors at $9.20 per share, representing a net equity contribution of approximately $2.9 million, and our operating partnership assumed approximately $5.42 million of mortgage debt (the “Emporia Partners Mortgage Debt”) on the property, with the remainder of the purchase price and the acquisition fees and expenses paid in connection with the contribution to be funded using proceeds from our initial public offering. To the extent the contributors should elect to redeem all or a portion of their operating partnership units, pursuant to the terms of the contribution agreement, such redemption shall be at the per share price value of $9.20.

We acquired the Emporia Partners Property for, among others, the following reasons:

•	the Emporia Partners Property is 100% leased pursuant to a long-term triple-net lease which expires in December 2020;

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Hopkins Manufacturing, the sub-tenant, has used the Emporia Partners Property since 1954 as its headquarters and regional production and distribution point, completing 13 separate additions to the space to accommodate their expanding business and product lines, including construction in 2000 which doubled the size of the property’s facilities;

•	the Emporia Partners Property contains undeveloped space that can accommodate an additional building of up to 107,000 square feet;

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a strategic location at the intersection of Interstate 35, Interstate 335 and U.S. Highway 50 in east central Kansas affords Hopkins Manufacturing fast, convenient transportation of their products, with no U.S. city located more than two days away by motor freight;

•	the implied initial capitalization rate of the acquisition was approximately 9.86%; and

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Hopkins Manufacturing, the sub-tenant, is a strong, creditworthy company and a leading manufacturer and marketer of specialized towing products and functional accessories for the automotive and recreational vehicle aftermarkets, with notable brand names including Hoppy®, TAP™, LiteMate®, BrakeBuddy®, Spillmaster®, and FloTool™.

The Emporia Partners Property was acquired by the contributors in 2001 for approximately $7.12 million. The approximately $1.24 million difference between the net sale price of the property to the contributors and their original 2001 acquisition price represents the net gain associated with the Emporia Partners Property to the contributors and equates to a total asset appreciation of 17.4% over their nine year holding period.

As required by our charter, because the Emporia Partners Property was acquired from contributors that include one or more of our affiliates, the purchase price for the property did not exceed its fair market value as determined by a competent independent appraiser, and the acquisition was approved by a majority of our directors who have no financial interest in the transaction, including a majority of our independent directors. Additionally, as required by our charter, because the purchase price exceeds the cost paid by the contributors, our board of directors determined that there was substantial justification for the excess cost based upon those reasons listed above and the following factors:

•	the amount of time that has elapsed since the contributors’ purchase date in 2001; and

•	the independent appraisal obtained in connection with the contribution of the property.

Our advisor earned $208,905 in acquisition fees, plus is entitled to reimbursement of $41,781 in acquisition expenses in connection with the acquisition of the Emporia Partners Property. These various fees and expense reimbursements have been temporarily deferred by our advisor.

Pursuant to the contribution agreement, the contributors, including Mr. Shields, received 315,200 operating partnership units, representing a net equity contribution of approximately $2.9 million. While the contributors’ equity has been grossed-up to reflect the fact that there is no sales load associated with this transaction, the contributors have agreed to redemption at 92% if they desire to redeem their units at any time, provided that such units have been outstanding for at least one year.

In connection with the contribution of the Emporia Partners Property, we entered into a tax protection agreement with the contributors obligating our operating partnership to reimburse the contributors (or their affiliates that received the operating partnership units) for tax liabilities resulting from their recognition of income or gain prior to August 27, 2020 in the event that our operating partnership takes certain actions with respect to the Emporia Partners Property, the result of which causes such recognition of income or gain.

The market and demographic data contained in the following description of the Emporia Partners Property was primarily obtained from the appraisal of the property. Although we believe this independent source is reliable as of its date of issuance, the market and demographic information contained therein has not been independently verified, and we cannot ensure the accuracy or completeness of this information. As a result, you should be aware that the market and demographic data contained in the following description, and beliefs and estimates based on such data, may not be reliable.

The Emporia Partners Property is a single-story office headquarters and industrial production and distribution facility containing approximately 320,800 square feet located at 428 Peyton Street, Emporia, Kansas, approximately 50 miles southwest of Topeka and 100 miles southwest of Kansas City. The property was originally built in 1954 with the last major addition of approximately 164,200 rentable square feet completed in 2000. The Emporia Partners Property is located on an approximately 16.6 acre tract of land in Lyon County and can accommodate additional improvements of up to 107,000 square feet.

The Emporia Partners Property is leased in its entirety to Hopkins under a triple-net lease, and Hopkins subleases the property to Hopkins Manufacturing. Hopkins Manufacturing has utilized the property as its headquarters and regional production and distribution point since it was built in 1954. The Emporia Partners Property has instant access to Interstate 35, Interstate 335 and U.S. Highway 50 in east central Kansas.

Hopkins Manufacturing, the sub-tenant, is a strong, creditworthy company and a leading manufacturer and marketer of specialized towing products and functional accessories for the automotive and recreational vehicle aftermarkets, with notable brand names including Hoppy®, TAP™, LiteMate®, BrakeBuddy®, Spillmaster®, and FloTool™.

The original Emporia Partners lease (the “Lease”) commenced in 2001 and expires December 30, 2020. Pursuant to the Amended and Restated Limited Liability Company Agreement for Emporia Partners (the “Emporia Partners LLC Agreement”), Hopkins, as a member of Emporia Partners, is due priority returns from the rental income received from Hopkins Manufacturing as sub-tenant under the Lease. As a member of Emporia Partners, Hopkins must consent to the following actions with respect to the Emporia Partners Property and Emporia Partners: the incurrence of any debt on the property, other than the Emporia Partners Mortgage Debt; any further encumbrance of the property; a sale or transfer of the property; any amendments to the Emporia Partners LLC Agreement; most types of transfers of an interest in the Emporia Partners; and a change in the manager of Emporia Partners, among other items set forth in the Emporia Partners LLC Agreement.

The approximate annual base rent, priority returns and net rent, after deducting priority returns, for the remaining term of the Lease are as follows:

Month Commencing	Annual Base Rent	Annual Priority Return to Hopkins	Annual Net Rent	Annual Net Rent per Square Foot
February 2010	$1,363,000	$539,000	$824,000	$2.57
February 2013	$1,486,000	$599,000	$887,000	$2.77
February 2016	$1,620,000	$665,000	$955,000	$2.98
February 2019	$1,766,000	$739,000	$1,027,000	$3.20

Based upon the Annual Net Rent payable to Emporia Partners as of the contribution date, relative to the contribution value of $8.36 million, the implied initial capitalization rate is approximately 9.86%. As additional security for the Lease payments, Hopkins Manufacturing has provided Emporia Partners an irrevocable letter of credit in the amount of $800,000, which letter of credit has been assigned to the lender as collateral for the loan.

Hopkins has the option to extend the Lease term for an additional ten-year period at fair market rent (as defined in the Lease). Hopkins also has the option to purchase the property if either (1) based on certain instances set forth in the Lease, we do not consent to Hopkins’ transfer of the leasehold to an unrelated, third-party entity, or (2) Hopkins desires to consolidate its operations and as a result thereof ceases all operations at the property. The purchase prices for both options vary and escalate over the term of the Lease. Both purchase options are subject to a number of conditions set forth in the Lease.

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